UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the date of December 2, 2010

Commission File Number 000-29336

ATNA RESOURCES LTD.
(Translation of registrant's name into English)

14142 Denver West Parkway, Suite 250
Golden, Colorado 80401
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____________

INFORMATION FILED WITH THIS REPORT

Exhibits:

99.1	Material Change Report, announcing the closing of CAD $9.2 million equity financing, dated December 2, 2010.

99.2	News Release, Atna Resources Ltd. Announces Closing of CAD$9.2 Million Bought Deal Financing, dated December 2, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

Dated: December 2, 2010	By:	/s/ David P. Suleski
Name: David P. Suleski
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number:	Description

99.1	Material Change Report, announcing the closing of CAD $9.2 million equity financing, dated December 2, 2010.

99.2	News Release, Atna Resources Ltd. Announces Closing of CAD$9.2 Million Bought Deal Financing, dated December 2, 2010.